www.excellonresources.com

EXCELLON ANNOUNCES MANAGEMENT CHANGES

Toronto, Ontario – May 21, 2019 – Excellon Resources Inc. (TSX:EXN; OTC:EXLLF) (“Excellon” or the “Company”) announces the resignation of Rupy Dhadwar from his position of Chief Financial Officer.

“On behalf of the Board and Management team at Excellon, I would like to thank Mr. Dhadwar for his positive contributions over the past years as we tackled numerous challenges, from operational to market conditions, while continuing to improve and advance the Company’s business. We all wish him very well in his future endeavours,” stated Brendan Cahill, President and Chief Executive Officer. “Ronald Mariño, our Vice President Finance, will serve as interim CFO in the near-term as we seek a permanent replacement.”

About Excellon

Excellon’s 100%-owned Platosa Mine has been Mexico’s highest-grade silver mine since production commenced in 2005. The Company is focused on optimizing Platosa’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit (CRD) mineralization on the 21,000 hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000 hectare Evolución Property, and capitalizing on current market conditions by acquiring undervalued projects in the Americas.

Additional details on the La Platosa Mine and the rest of Excellon’s exploration properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.
Brendan Cahill, President & Chief Executive Officer or
Nisha Hasan, Vice President Investor Relations
(416) 364-1130
info@excellonresources.com
www.excellonresources.com